UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 000-51310

             XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

____________Herzliya 4614001, Israel____________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 12, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Re: Immediate Report Regarding A Private Placement That is Neither Extraordinary Nor Significant Pursuant to the Israeli Securities Regulations (Private Placement of Securities in a Listed Company)-2000

Following the immediate report the Company filed on November 30, 2011, in relation to its exclusive worldwide license agreement with MinoGuard Ltd. (hereinafter "MinoGuard") according to which the Company acquired the exclusive rights for SAM-101, MinoGuard's lead drug for the treatment of psychotic disorders, which is based on a combination of anti-psychotic drugs with a known medicinal compound, the Company hereby files an immediate report in accordance with the Israeli Securities Regulations (Private Placement of Securities in a Listed Company) 2000, as follows:

1. General

On September 12, 2013, and according to the license agreement, the Board of Directors of the Company decided to convert the annual license fee owed to MinoGuard (hereinafter: "the Offeree"), which is an amount of $45,000 plus VAT1 for the first year, into a share issuance of 175,633 ordinary shares of NIS 0.1 nominal value each, such number of shares calculated in accordance with the average share price on the Tel Aviv Stock Exchange during the thirty (30) days preceding July 31, 2013, the date of the annual license fee, and all other terms and conditions set forth in this report.

     _____________________

1 Total of NIS 189,514 including VAT in accordance with the NIS/USD rate as of July 31, 2013, which is NIS 3.569/$1

2. Terms of Offered Securities, their Quantity and Percentages

2.1	The Company shall issue and allot 175,633 ordinary shares of a nominal value of NIS 0.1 each, to the Offeree, which after the issuance thereof, will represent 0.07% of the Company's issued and outstanding capital, and 0.06% of the Company's fully diluted basis[2] ("the issued shares").

The Company's authorized share capital includes 700,000,000 ordinary shares of a nominal value of NIS 0.1 each. The issued and outstanding share capital of the Company is comprised of 229,687,968 ordinary shares of a nominal value of NIS 0.1 each, and on a fully diluted basis, 256,147,801 ordinary shares of a nominal value of NIS 0.1 each.

2.2	The issued shares shall have equal rights to the current ordinary shares of the Company's share capital, and each ordinary share shall confer upon its holder: (1) the right to be invited and to attend all the general meetings of the Company - both annual and ordinary – and the right to one vote in respect of each ordinary share, at each vote and at each general meeting of the Company; (2) the right to receive dividends, if and when distributed, and the right to receive bonus shares, if distributed; and (3) the right to participate in the distribution of assets upon the Company's liquidation.

2.3	The issued shares shall be registered under the name of a nominee company through which the Company's shares will be held.

3.	The Offered Securities and Their Price on the Stock Exchange on the Day Preceding Publication of this Report, and the Ratio Between Them in Percentages

The price per share in the private placement as mentioned in Section 2 above~~,~~ is NIS 1.079 per share (hereinafter "the Price per Share in the Private Placement"). The Price per Share in the Private Placement was determined in accordance to the average share price of the Company's shares as traded on the Tel Aviv Stock Exchange during the 30 days preceding July 31, 2013, the date of the annual license fee payment.

      _____________________

2 Fully diluted basis means the exercise of all of the Company's convertible securities.

The price per share on the Tel Aviv Stock Exchange (closing price) on the day preceding the date of this report is NIS 1.089. The Price per Share in the Private Placement is lower by approximately 0.92% of the price per share on the Tel Aviv Stock Exchange (closing price) on the day preceding the date of this report.

4.	The Consideration

The consideration for the issuance and allotment of the issued shares is the conversion of a payment of $45,000 plus VAT ($53,100 including VAT), which the Company is obliged to pay according to the license agreement (hereinafter "the Consideration").

5.	Agreements Relating to Rights in the Company's Securities

To the best of the Company's knowledge, as of the date of publication of this immediate report no agreements exist between the Offeree and the holders of Company securities, whether in writing or verbal, in connection with the purchase and/or the sale of the Company's securities and/or in connection with voting rights in the Company.

6.	Preventions or Restrictions on Executing Transactions in the Offered Securities

To the best of the Company's knowledge, there is a 'share lock-up restriction' on the issued shares pursuant to Article 15C of the Israeli Securities Law - 1968 and the Israeli Securities Regulations (Particulars Regarding Articles 15A and 15C of the Israeli Law) -2000.

7.	The issued shares shall be issued and allocated only after obtaining the approval of the Tel Aviv Stock Exchange Ltd. for their listing on the Exchange.

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds more than 44% in Proteologics Ltd. (TASE: PRTL), and controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the NASDAQ Stock Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 12, 2013	By:	/s/ David Grossman
David Grossman
Chief Executive Officer

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